NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE Arca, Inc. ('NYSE Arca' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'SEC') of its intention to remove the entire class of iPath Bloomberg Natural Gas Subindex Total Return ETN due 10/22/2037 (the 'Notes') of Barclays Bank PLC (the 'Company') from listing and registration on the Exchange at the opening of business on January 16, 2018 pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Notes are no longer suitable for continued listing and trading on the Exchange. The Exchange is taking this action because such condition exists, which in the opinion of the Exchange, makes further dealings on the Exchange inadvisable pursuant to NYSE Arca Rule 5.2-E(j)(6)(B)(II)(2) (b)(iii). Specifically, the Notes are no longer suitable for listing based on abnormally low trading prices. The Exchange, on December 22, 2017, determined that the Notes should be suspended from trading and directed the preparation and filing with the SEC of this application for the removal of the Notes from listing and registration on the Exchange. The Company was notified by phone on December 21, 2017 and letter on December 22, 2017. Pursuant to the above authorization, a press release was issued on December 22, 2017, and an announcement with similar information was made on the Exchange’s website. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange, the determination to delist the Notes, provided that it filed a written request for such a review with the Secretary of the Exchange within five business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.